John Ganley
US Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549


Re: Request for Acceleration of Effectiveness of Registration Statement Filed on Form N-14 (File Nos. 333-165902 and 811-08104)

Dear Mr. Ganley:

Touchstone Funds Group Trust, on behalf of its Touchstone Mazama Growth Fund, respectfully requests acceleration of the effective date of the above-captioned Registration Statement on Wednesday, July 28, 2010, or as soon as practicable thereafter.

Sincerely,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary

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John Ganley
US Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549


Re: Request for Acceleration of Effectiveness of Registration Statement Filed on Form N-14 (File Nos. 333-165902 and 811-08104)

Dear Mr. Ganley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Touchstone Securities, Inc., as principal underwriter and distributor of Touchstone Mazama Growth Fund's shares, hereby joins Jay S. Fitton in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective on Wednesday, July 28, 2010, or as soon as practicable thereafter.

Sincerely,

/s/ Brian Hirsch

Brian Hirsch
Chief Compliance Officer
Touchstone Securities, Inc.